ESCADA


06017324

ESCADA AG Margaretha-Ley-Ring 1 D-85609 Aschheim

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549-0302
USA

Aschheim/Munich, Sep 28, 2006

**ESCADA AG Paper Filing**
**SEC Exemption No: 82-34894**

Dear Sirs,

SUPPL

Please find enclosed the following paper filings:

⇒ Ad-hoc and press release: ESCADA's positive trend at sales and earnings continues in third quarter 2005/2006
⇒ Interim Report: The first nine months of fiscal year 2005/2006

Yours faithfully,
ESCADA AG

Viona Brandt
Head of Investor Relations
http://investor-relations.escada.com

# ESCADA

**Ad-hoc announcement according to § 15 WpHG (*German Securities Act*)**
**Quarterly figures**

**ESCADA AG** **DE 0005692107**
**Margaretha-Ley-Ring 1** **XS 0215685115**
**D-85609 Aschheim/Munich, Germany**

## ESCADA's positive trend at sales and earnings continues in third quarter 2005/2006

**Aschheim/Munich, September 28, 2006** – The positive business performance of the first six months continued also during the third quarter 2005/2006 at ESCADA AG (reporting date: October 31, 2006). For the first nine months the women´s luxury fashion manufacturer records Group sales of 490.0 million Euro, a plus of 5.9% on the same period of last year (462.6 million Euro). Sales for the third quarter come to 157.9 million Euro, which is 5.3% more than over the same quarter of last year (150.0 million Euro).

ESCADA Group's operative earnings before interest, tax, depreciation and amortization (EBITDA) continues to grow stronger than sales. EBITDA for the first nine months climbs to 50.5 million Euro, an increase of 10.8 % (same period of last year: 45.6 million Euro). EBITDA for the ESCADA brand grows by 10.0 % to 36.3 million Euro (same period of last year: 33.0 million Euro). Despite the start-up costs for the expansion of its own retail and positive extraordinary effects in the same period of the previous fiscal year 2004/2005, the PRIMERA Group still manages to lift EBITDA slightly from 14.0 million Euro to 14.2 million Euro.
Third quarter EBITDA for the ESCADA Group totals 13.6 million Euro (previous year: 12.0 million Euro, a plus of +13.3 %).

The Group's profit before taxes and one-time expenses for the nine months comes to 22.3 million Euro, which is 11.5% higher than the same period of last year (20.0 million Euro). Taking into account one-time valuation adjustments in the balance sheet in the second quarter – above all for inventories – profit before taxes stands at 10.8 million Euro.

ESCADA

The Board of Management takes business performance of the first nine months to be an affirmation of its targets for the full fiscal year 2005/2006. The Board of Management estimates sales to grow in the mid single-digit percentage region and reckons EBITDA to increase by around 10%. Group profit after taxes is expected to record a positive figure.

Contact:
Viona Brandt
Investor Relations
Tel.: ++49 – 89 – 99 44 13 36
viona.brandt@de.escada.com

ESCADA

PRESS RELEASE

# ESCADA's positive trend at sales and earnings continues in third quarter 2005/2006

- **Business performance after nine months fully in line with expectations**
- **Sales expanded by close to 6 percent**
- **Group EBITDA rises over-proportionally by nearly 11%**
- **Process optimization continually driven forward**
- **Forecasts for full fiscal year confirmed**

**Aschheim/Munich, September 28, 2006** – The positive operative trend of the first six months at ESCADA AG continued also during the third quarter 2005/2006 (reporting date: October 31). Following the first nine months, business performance at the manufacturer of women´s luxury fashion is fully in line with expectations. Given the good results of the first three quarters the Board of Management confirms previous expectations for the full fiscal year.

**Performance over first nine months 2005/2006**

- ESCADA records Group sales of 490.0 million Euro for the first nine months, a plus of 5.9% on the same period of last year (462.6 million Euro).

- With sales for the ESCADA brand up by 5.6% from 312.7 million Euro to 330.1 million Euro, the core brand manages to generate particularly strong growth in the European markets (+7.5%) The PRIMERA-Group (with the labels apriori, cavita, Laurèl and the retail chain BiBA) increases sales by 7.0% from 149.5 million Euro to 159.5 million Euro.

- The Group's gross profit margin after nine months comes to 64.8%, a plus of 1.8% on the same period of last year, not least because of lower write-downs in the retail.

- ESCADA Group's operative earnings before interest, tax, depreciation and amortization (EBITDA) continues to grow stronger than sales. EBITDA for the first nine months climbs to 50.5 million Euro, an increase of 10.8 % (same period of last year: 45.6 million Euro).

- EBITDA for the ESCADA brand grows by 10.0 % to 36.3 million Euro (same period of last year: 33.0 million Euro). Despite the start-up costs for the expansion of its own retail and positive extraordinary effects in the same period of the previous fiscal year 2004/2005, the PRIMERA Group still manages to lift EBITDA slightly from 14.0 million Euro to 14.2 million Euro.

- The Group's profit before taxes and one-time expenses for the nine months comes to 22.3 million Euro, which is 11.5% higher than in the same period of last year (20.0 million Euro). Taking into account one-time valuation adjustments in the balance sheet in the second quarter – above all for inventories – profit before taxes stands at 10.8 million Euro. Among other things, the valuation adjustments serve to take into account faster the announced reduction of committed funds in the Group and thereby also continue enabling profitable growth.

- Despite lower earnings during the period, the operative Cash Flow of 15.7 million Euro for the first nine months is nearly on a par with last year's level for the same period (16.7 million Euro). Due to the season, inventories per reporting date July 31, 2006 come to 135.7 million Euro. This is 10.2 million Euro above the level per reporting date, October 31, 2005, but 5.8 million Euro below the figure for the previous year as of July 31, 2005 and 10.3 million Euro below the level per July 31, 2004.

**Performance third quarter 2005/2006**

- Sales of 157.9 million Euro are generated in the third quarter of the current fiscal year, 5.3% over the figure for the same quarter of last year (150.0 million Euro).
- EBITDA totals 13.6 million Euro (last year's quarter: 12.0 million Euro, + 13.3%).

- Though the 4.3 million Euro in profits before taxes falls short of last year's figure of 5.5 million Euro, this difference is merely due to the advanced collection in the third quarter of fiscal year 2004/2005 of a dividend payment from an affiliated company.

**Outlook for full fiscal year 2005/2006**

The Board of Management sees its targets for the full fiscal year 2005/2006 confirmed by the business performance so far. The Board of Management estimates sales to grow in the mid single-digit percentage region and reckons EBITDA to increase by around 10%. Group profit after taxes is expected to record a positive figure.

**Frank Rheinboldt, CEO of ESCADA AG:** "The first nine months have shown that over-proportional growth in profits of the ESCADA Group constitutes a sustainable trend. Besides the improvement of our collections and strengthening the brand's market image, we will continue to work intensively on optimizing our structures and processes."

**For further information:**

**Financial press:**
Frank Elsner Kommunikation für Unternehmen GmbH
Tel.: +49 – 5404 – 91 92 0
Fax: +49 – 5404 – 91 92 29
Mail: info@elsner-kommunikation.de

**Investor Relations:**
Viona Brandt, ESCADA
Tel.: +49 89 9944 1336
Fax: +49 89 9944 1500
Mail: viona.brandt@de.escada.com

# ESCADA Group at a glance

(All figures according to IAS/IFRS)

**Income statement**

| **in million EUR** | **Q 3 2005/2006** | Q 3 2004/2005 | **9 months 2005/2006** | 9 months 2004/2005 |
|---|---|---|---|---|
| Group sales | 157.9 | 150.0 | 490.0 | 462.6 |
| • ESCADA | 109.6 | 104.6 | 330.1 | 312.7 |
| • PRIMERA Group | 48.3 | 45.4 | 159.9 | 149.5 |
| • Others | 0.0 | 0.0 | 0.0 | 0.4 |
| Gross profit | 102.6 | 97.4 | 317.3 | 291.6 |
| Gross profit in % | 65.0 | 64.9 | 64.8 | 63.0 |
| Operating expenses[1] | 91.7 | 90.2 | 282.9 | 261.3 |
| • in % of sales | 58.1 | 60.1 | 57.7 | 56.5 |
| Other operating income | 2.7 | 4.8 | 16.1 | 15.3 |
| Earnings before interest, taxes, depreciation and amortization (EBITDA) | 13.6 | 12.0 | 50.5 | 45.6 |
| • ESCADA | 9.8 | 10.2 | 36.3 | 33.0 |
| • PRIMERA Group | 3.8 | 1.8 | 14.2 | 14.0 |
| • Others | 0.0 | 0.0 | 0.0 | -1.4 |
| EBIT (before one-time expenses) | 8.8 | 7.7 | 36.1 | 31.3 |
| One-time expenses | 0.0 | 0.0 | 11.5 | 0.0 |
| EBIT (after one-time expenses) | 8.8 | 7.7 | 24.6 | 31.3 |
| Net financial expenses | -4.5 | -2.2 | -13.8 | -11.3 |
| Profit before taxes (PBT) | 4.3 | 5.5 | 10.8 | 20.0 |
| Profit after taxes (PAT) | 1.5 | 2.9 | -1.5 | 10.1 |
| Group profit (after minority interests) | 1.5 | 2.8 | -1.5 | 9.6 |
| Capital expenditures | 6.7 | 4.2 | 18.6 | 10.1 |

[1] Total of other operating expenses and personnel expenses, without depreciation and amortization

## Earnings per share (after one-time expenses in Q2 2006)

| | **Q3 2005/2006** | Q3 2004/2005 | **9 months 2005/2006** | 9 months 2004/2005 |
|---|---|---|---|---|
| Group profit in million Euro | 1.5 | 2.8 | -1.5 | 9.6 |
| Weighted number of issued no-par shares | 16,633,439 | 16,463,429 | 16,633,439 | 16,463,429 |
| **Undiluted earnings per share in Euro** | **0.09** | 0.17 | **-0.09** | 0.58 |
| Weighted potential no-par shares from conversion of convertible bond and stock options | 517,894 | 346,129 | 517,894 | 346,129 |
| Total weighted and potential no-par shares | 17,151,333 | 16,809,558 | 17,151,333 | 16,809,558 |
| **Fully diluted earnings per share in Euro** | **0.09** | 0.17 | **-0.09** | 0.57 |

## Balance sheet

| **in million EUR** | **July 31, 2006** | **Oct. 31, 2005** | **July 31, 2005** |
|---|---|---|---|
| | | | |
| Balance sheet total | 433.7 | 433.4 | 446.6 |
| Inventories | 135.7 | 125.5 | 141.6 |
| Economic equity[1] | 105.0 | 101.9 | 98.6 |
| Economic equity ratio in % | 24.2 | 23.5 | 22.1 |
| Net debt | 207.1 | 207.7 | 213.9 |

[1] not including minority interests and including the convertible bond 2003/2013

# ESCADA GROUP

**The first nine months of fiscal year 2005/2006**

## Key figures for ESCADA-Group (IAS/IFRS)

| in million Euro | **9 months 2005/2006** | 9 months 2004/2005 | **3. Quarter 2005/2006** | 3. Quarter 2004/2005 |
|---|---|---|---|---|
| | | | | |
| Sales | 490.0 | 462.6 | 157.9 | 150.0 |
| ESCADA brand | 330.1 | 312.7 | 109.6 | 104.6 |
| PRIMERA-Group | 159.9 | 149.5 | 48.3 | 45.4 |
| | | | | |
| Gross profit in % | 64.8 | 63.0 | 65.0 | 64.9 |
| ESCADA brand | 69.0 | 66.9 | 66.5 | 67.9 |
| PRIMERA-Group | 56.0 | 56.1 | 61.5 | 58.1 |
| | | | | |
| EBITDA | 50.5 | 45.6 | 13.6 | 12.0 |
| ESCADA brand | 36.3 | 33.0 | 9.8 | 10.2 |
| PRIMERA-Group | 14.2 | 14.0 | 3.8 | 1.8 |
| | | | | |
| Profit before tax | 10.8 | 20.0 | 4.3 | 5.5 |
| | | | | |
| Group profit | -1.5 | 9.6 | 1.5 | 2.8 |
| | | | | |
| Capital expenditures | 18.6 | 10.1 | 6.7 | 4.2 |

| | 31.07.2006 | 30.04.2006 | 31.10.2005 | 31.07.2005 |
|---|---|---|---|---|
| Net debt (in million EUR) | 207.1 | 207.2 | 207.7 | 213.9 |
| Employees (headcount) | 3,960 | 3,970 | 3,974 | 3,867 |
| Share price (Euro) | 21.9 | 26.0 | 21.2 | 20.0 |

### Earnings per share (after one-time expenses in Q2 2006)

| | **Q3 2005/2006** | Q3 2004/2005 | **9 months 2005/2006** | 9 months 2004/2005 |
|---|---|---|---|---|
| Group profit in million Euro | 1.5 | 2.8 | -1.5 | 9.6 |
| Weighted number of issued no-par shares | 16,633,439 | 16,463,429 | 16,633,439 | 16,463,429 |
| **Undiluted earnings per share in Euro** | **0.09** | 0.17 | **- 0.09** | 0.58 |
| Weighted potential no-par shares from conversion of convertible bond and stock options | 517,894 | 346,129 | 517,894 | 346,129 |
| Total weighted and potential no-par shares | 17,151,333 | 16,809,558 | 17,151,333 | 16,809,558 |
| **Fully diluted earnings per share in Euro** | **0.09** | 0.17 | **- 0.09** | 0.57 |

# ESCADA Group in overview

ESCADA Group is a worldwide active company for women's luxury fashion with a global presence in over 60 countries. The company is structured into the brands ESCADA and PRIMERA-Group.

The ESCADA brand includes the segments Fashion (ESCADA Collection and ESCADA Sport), Accessories (handbags, shoes and small leather goods) as well as Licenses (fragrances, eyewear, ties, Kid's fashion and jewelry). ESCADA stands for first-class fabrics, exclusiveness, highest workmanship and wearing comfort as well as color and femininity.

The PRIMERA-Group includes the labels apriori, cavita and Laurèl and the retail-chain BiBA.

## Highlights of the first nine months 2005/2006

- **Positive operative trend of first six months continues in third quarter**
- **Business performance after nine months fully in line with expectations**
- **Consolidated sales after nine months up by nearly 6 percent**
- **ESCADA brand grows above all in European markets**
- **Group EBITDA until July records over-proportional improvement close to 11 percent**
- **Forecasts for full fiscal year 2005/2006 confirmed**

# Report on current situation of ESCADA Group

## Sales development

For the first nine months of fiscal year 2005/2006 (from November to July) the ESCADA Group records sales of 490.0 million Euro, a 5.9% growth compared with the same period of the previous year (462.6 million Euro). This sales performance is in line with the expectations of the Board of Management.

The ESCADA brand generates sales of 330.1 million Euro over the first nine months, which is a 5.6% increase on the same period of last year (312.7 million Euro) Currency adjusted – that is on the basis of constant exchange rates – growth of the core brand comes to 3.8%. The PRIMERA Group records sales of 159.9 million Euro for the first three quarters, a plus of 7.0% on the same period of the previous year (149.5 million Euro).

No sales are reported anymore for the item "Others" (nine months of fiscal year 2004/2005: 0.4 million Euro).

The ESCADA Group is able to increase sales above all in the European markets, where a 7.5% growth over the first nine months is recorded. Especially gratifying is the performance in Spain and the Eastern European countries, as the luxury goods segment continues its dynamic performance there. The 4.6% growth for the region North America is entirely the result of foreign exchange rates. The sales plus for Asia is 0.9% for the first three quarters.

The Group's overall sales trend of the first half year continues also throughout the third quarter. Consolidated sales increase by 5.3% against the same period of last year, rising from 150.0 million Euro to 157.9 million Euro. The ESCADA brand grows by 4.8%, bringing its quarterly sales to 109.6 million Euro (third quarter of 2004/2005: 104.6 million Euro). PRIMERA-Group sales climb by 6.4 %, from 45.4 million Euro to 48.3 million Euro.

## Sales development by regions and business units

in million Euro

| | **9 months 2005/2006** | 9 months 2004/2005 | Change in % | **9 months 2005/2006** Currency adjusted | Change in % | **3. Quarter 2005/2006** | 3. Quarter 2004/2005 | Change in % |
|---|---|---|---|---|---|---|---|---|
| Europe | 319.4 | 297.0 | +7.5 | 319.4 | +7.5 | 103.1 | 94.2 | +9.4 |
| North America | 99.8 | 95.4 | +4.6 | 94.9 | -0.5 | 34.4 | 34.5 | -0.3 |
| Asia | 70.8 | 70.2 | +0.9 | 70.3 | +0.1 | 20.4 | 21.3 | -4.2 |
| **Total Group** | **490.0** | 462.6 | +5.9 | **484.6** | +4.8 | **157.9** | 150.0 | +5.3 |
| Total ESCADA | 330.1 | 312.7 | +5.6 | 324.7 | +3.8 | 109.6 | 104.6 | +4.8 |
| PRIMERA-Group | 159.9 | 149.5 | +7.0 | 159.9 | +7.0 | 48.3 | 45.4 | +6.4 |
| Others | 0.0 | 0.4 | -100.0 | 0 | -100.0 | 0.0 | 0.0 | 0.0 |
| **Total Group** | **490.0** | 462.6 | +5.9 | **484.6** | +4.8 | **157.9** | 150.0 | +5.3 |

## Earnings performance

The Group's **gross profit margin** for the first nine months of fiscal year 2005/2006 rises to 64.8%, a plus of 1.8% on the same period of last year. This rise is caused not least by the lower write-downs in the retail.
Over the third quarter the gross profit margin of 65.0% remains more or less on the level of last year (64.9%).

**Operative costs** as the sum total of personnel expenses and other operating expenses rise by 21.6 million Euro, equivalent to 8.3%, during the first nine months from 261.3 million Euro to 282.9 million Euro. This increase is in line with expectations and is largely the result of currency effects from foreign-exchange conversion and hedging. As such it constitutes the counter effect to the currency-contingent increases in sales.

The expansion of its own retail, particularly at PRIMERA, as well as higher marketing expenses for the ESCADA brand also contribute toward the increase in costs. The cost ratio – counted as the operating costs' share in sales –comes to 57.7% for the first nine months of the fiscal year (previous year: 56.5%). During the third quarter, operative costs go up by 1.7%, totaling 91.7 million Euro (previous year's quarter: 90.2 million Euro) and thus increase significantly slower than the growth in sales. Compared with the same period of last year the cost ratio falls accordingly by 2.0 percentage points to 58.1%.

After the first three quarters, the **other operating income** of 16.1 million Euro is 5.2% up on the same figure of last year (15.3 million Euro) due to higher royalties generated from the successful licence business of the ESCADA brand. During the third quarter, the other operating income falls from 4.8 million Euro to 2.7 million Euro which is in the main a result of lower income from foreign exchange transactions.

ESCADA Group **earnings before interest, tax, depreciation and amortization (EBITDA)** for the first nine months come to 50.5 million Euro (previous year 45.6 million Euro). This 10.8% increase in earnings over-proportionally outstrips the growth in sales. EBITDA for the third quarter totals 13.6 million Euro, which is a rise of 13.3% against the same quarter of last year (12.0 million Euro).

**Depreciations and amortizations** of 14.4 million Euro are on a par with the first nine months of 2004/2005 (14.3 million Euro).

**Earnings before interest and taxes (EBIT)** for the first three quarters climb by 15.3% from 31.3 million Euro to 36.1 million Euro.

Allowing for the one-time expenses of 11.5 million Euro, which were made in the second quarter as part of the corrections to balance sheet valuations of primarily inventories, the EBIT of 24.6 million is 6.7 million Euro below the same figure for last year's nine month period.

As the second quarter report outlined, these new valuations of inventories serve to take into account faster the reduction of committed funds in the Group, which the Board of Management had announced, and thereby also continue enabling profitable growth.

The negative **net financial result** for the first nine months come to -13.8 million Euro compared to -11.3 million Euro over the same period of last year. This increase is largely attributable to the third quarter (-4.5 million Euro as against -2.2 million Euro for the same period of the previous year). The difference to the previous year's quarter is caused by the different accrual of interest expense as well as the cessation of a dividend payment from an affiliated company, which had been prematurely collected in the previous year.

**Nine months earnings before taxes (EBT)** come to 10.8 million Euro (first half year: 20.0 million Euro). Not allowing for one-time expenses during the second quarter, EBT is up by 11.5% to 22.3 million Euro. Profit before taxes for the third quarter comes to 4.3 million Euro as against 5.5 million Euro for the same quarter of last year.

**Income taxes** of 12.3 million Euro (first nine months 2004/2005: 9.9 million Euro) include second quarter expenses of 4.8 million Euro for value adjustments of deferred taxes of foreign subsidiaries.

**Group profit after taxes and minority interests** for the first nine months stands at -1.5 million Euro (same period of last year: 9.6 million Euro). The Group closes the third quarter with a profit of 1.5 million Euro (vs. previous year's quarter: 2.8 million Euro).

## Asset position

As of reporting date, July 31 2006, the balance sheet structure of ESCADA AG shows no substantial changes as against the end of the last fiscal year. The **balance sheet total** comes to 433.7 million Euro and thus remains more or less unchanged from the last reporting date (433.4 million Euro).
Under the non-current assets the deferred taxes fall by 8.0 million Euro to 72.5 million Euro, among other things, because of the valuation adjustments that were made in the second quarter.

Under the current assets the **inventories** of 135.7 million Euro are some 10.2 million Euro above the value per October 31, 2005. This increase is in line with the seasonal trend of the ESCADA business. Compared with the same reporting date of fiscal year 2004/2005 and 2003/2004, however, inventories have fallen by 5.8 million Euro and 10.3 million Euro respectively.

**Liquid assets** increase by 1.0 million Euro to 13.2 million Euro as compared to the end of the last fiscal year.

**Balance sheet equity** (not including minority interests) comes to 102.6 million Euro per end of July 2006 and is thus 3.1 million Euro above the level per October 31, 2005 (99.5 million Euro). The inflow of funds from the exercise of stock options is offset by negative effects from foreign exchange differences.

The **economic equity ratio** (not including minority interests but including the convertible bond 2003/2013 with the fixed conversion rate) comes to 24.2% following a ratio of 23.5 % as of October 31, 2005.

**Non-current liabilities** of 218.8 million Euro continue to be dominated by the bond 2005/2012 with a nominal volume of 200 million Euro. Under the item **current liabilities** the **financial liabilities** increased slightly by 0.7 million Euro to 14.4 million Euro. Nonetheless, they are 3.9 million Euro under the value recorded at the end of the second quarter.

At 207.1 million Euro, ESCADA Group's **net debt** (calculated as interest-bearing liabilities minus cash and the outstanding non-interest bearing convertible bonds) is marginally below the level at the end of the last fiscal year (October 31, 2005: 207.7 million Euro).

### Cash Flow

For the first nine months the **cash flow** of the ESCADA Group (before changes to working capital) comes to 18.2 million Euro and is thus 4.5 million Euro below the figure for the same period of last year (22.7 million Euro). Cash Flow for the third quarter amounts to 9.2 million Euro (previous year's quarter: 3.0 million Euro). At 15.7 million Euro the **inflow of funds from operating activities** (Cash Flow and changes to working capital) for the first nine months remains only marginally below the level for the same period of last year (16.7 million Euro).

Significantly higher capital expenditures result in an **outflow of funds from capital expenditure activities** of 18.6 million Euro (nine months 2004/2005: outflow of funds of 12.5 million Euro).

The **cash flow from financing activities** achieves a positive value of 4.1 million Euro, which is essentially due to the inflow generated from the exercise of stock options. The 10.0 million Euro outflow of funds registered during the first nine months of 2004/2005 had been substantially influenced by the issuance costs for the bond 2005/2012.

Taking all cash flows together and allowing for the influences of foreign exchange rates, the item **cash and cash equivalents** per July 31, 2006 is 1.0 million Euro above the figure at the start of the reporting period.

## ESCADA segment report

| Sales and EBITDA | | | | |
|---|---|---|---|---|
| in million Euro | **Sales** | | **EBITDA** | |
| | **9 months 2005/2006** | 9 months 2004/2005 | **9 months 2005/2006** | 9 months 2004/2005 |
| ESCADA Collection | 205.7 | 199.1 | 24.5 | 23.6 |
| ESCADA Sport | 83.7 | 71.6 | 9.5 | 9.4 |
| ESCADA Accessories and Licenses | 21.4 | 24.2 | 0.6 | -1.3 |
| Others | 19.3 | 17.8 | 0.9 | 0.2 |
| Non-attributable depreciations and amortizations | --- | --- | 0.9 | 1.1 |
| **Total ESCADA** | **330.1** | 312.7 | **36.3** | 33.0 |

| Sales and EBITDA | | | | |
|---|---|---|---|---|
| in million Euro | **Sales** | | **EBITDA** | |
| | **3. Quarter 2005/2006** | 3. Quarter 2004/2005 | **3. Quarter 2005/2006** | 3. Quarter 2004/2005 |
| ESCADA Collection | 68.0 | 66.1 | 8.5 | 11.4 |
| ESCADA Sport | 30.7 | 26.8 | 3.6 | 2.4 |
| ESCADA Accessories and Licenses | 7.2 | 8.1 | -1.3 | -2.2 |
| Others | 3.7 | 3.6 | -1.2 | -1.3 |
| Non-attributable depreciations and amortizations | --- | --- | 0.3 | -0.1 |
| **Total ESCADA** | **109.6** | 104.6 | **9.8** | 10.2 |

Sales for the ESCADA brand increase during the third quarter by 4.8% to 109.6 million Euro, which means that they remain marginally below the growth rate recorded for the first half year (+6.0%). For the first nine months sales increase by 5.6% to 330.1 million Euro. At a growth rate of 16.9% the segment ESCADA Sport makes a major contribution to this growth in sales over the first three quarters. ESCADA Collection registers a plus of 3.3% over the nine month period. As expected, sales for ESCADA Accessories are lower than the corresponding figures for last year due to the segment's reorientation.

EBITDA for the ESCADA business unit is up by 10.0 % to 36.3 million Euro, with all three segments contributing towards this improvement in earnings.

The performance of the license business continues its encouraging development with the fragrance sector performing particularly strong. As a consequence, the Accessories and Licenses segment benefits from higher royalties.

## PRIMERA segment report

| **Sales and EBITDA** in million Euro | **Sales** **9 months 2005/2006** | 9 months 2004/2005 | **EBITDA** **9 months 2005/2006** | 9 months 2004/2005 |
|---|---|---|---|---|
| PRIMERA Group | 159.9 | 149.5 | 14.2 | 14.0 |
| Others | 0.0 | 0.4 | 0.0 | -1.4 |
| **Total PRIMERA-Group and Others** | **159.9** | 149.9 | **14.2** | 12.6 |

| **Sales and EBITDA** in million Euro | **Sales** **3. Quarter 2005/2006** | 3. Quarter 2004/2005 | **EBITDA** **3. Quarter 2005/2006** | 3. Quarter 2004/2005 |
|---|---|---|---|---|
| PRIMERA Group | 48.3 | 45.4 | 3.8 | 1.8 |
| Others | 0.0 | 0.0 | 0.0 | 0.0 |
| **Total PRIMERA-Group and Others** | 48.3 | 45.4 | 3.8 | 1.8 |

The PRIMERA business unit increases sales during the third quarter by 6.4% to 48.3 million Euro. The 7.0% increase in sales to 159.9 million Euro over the first nine months sales is mainly driven by the new opening of shops and the full-year effects at BiBA. Through its own retail and franchisees the retail chain has meanwhile expanded its presence to 18 markets.

Compared with the same quarter of last year, operative earnings of the PRIMERA Group improve significantly in the third quarter, reaching 3.8 million Euro. While the EBITDA for the first half year had still been below last year's level due to the start-up costs for the expansion at BiBA and last year's positive extraordinary effects.

After nine months, though, operative earnings of 14.2 million Euro are slightly above the figure for the same period of the previous year (14.0 million Euro).

## Capital expenditures

Over the nine month period, capital expenditures of 18.6 million Euro are made in the ESCADA Group. Compared with last year's figure this constitutes an increase of 84.2% (10.1 million Euro). Especially the acquisition of three ESCADA shops in France, bought from the ownership of franchisees, as well as the ongoing expansion of BiBA result in increased expenses. For the ESCADA business unit, capital expenditures nearly double to 14.3 million Euro (nine month period in fiscal 2004/2005: 7.5 million Euro), while the PRIMERA Group increases expenditures to 4.3 million Euro (nine month period in fiscal 2004/2005: 2.6 million Euro).

## Employees

Per July 31, 2006, the headcount for the ESCADA Group is 3,960 employees, which is 93 more than at the same reporting date in fiscal year 2004/2005. The increase of 110 workplaces in foreign subsidiaries was compensated by the reduction of employees in Germany by 17. Given the ongoing expansion of their own retail, personnel was stocked up predominantly for sales and distribution (+64 employees), as well as for production (+26 employees). Compared to the end of the second quarter of the current fiscal year, the total headcount of the Group fell by 10.

## Changes in the Supervisory Board of ESCADA AG

During an extraordinary meeting on June 7, 2006, the Supervisory Board accepted requests by Messrs. Peter Darrow and Federico Minoli, to resign from the company's Supervisory Board with immediate effect. Messrs. Rustam Aksenenko and Franz Enderle (lawyer) were appointed as new members of the Supervisory Board as of June 21, 2006. The change in the Supervisory Board is connected with changes in the shareholder structure of ESCADA AG.

Thus, the Swiss finance group Finartis informed ESCADA AG on May 18, 2006, that its fund European New Horizon (ENH) had taken control from HMD Partners in HMD Investment Partners LP. HMD Partners had been the biggest single shareholder in ESCADA AG, holding a share of approximately 27%. As part of this transaction 3.41% went to HMD Partners, who sold this share on May 19, 2006. This makes the Finartis finance group now the biggest single shareholder of the company.

## Significant events subsequent to the reporting period

On September 15, 2006 ESCADA announced a change in the creative leadership of the ESCADA brand. Mr. Damiano Biella is to become Creative Director at ESCADA AG, effective from October 1, 2006 with responsibility for the ESCADA brand. In his newly created function the 35-year old Italian will be responsible for the integrated presentation of the luxury fashion brand. He follows Mr. Brian Rennie (43), who has been responsible for the development of collections as Design Director since 1994 and who leaves the ESCADA-Group. Mr. Biella has been Design Director with the Italian fashion label Valentino in Rome since 2003. Prior to this he had held positions at Carolina Herrera (New York), Celine (Paris), and Gucci.

## Forecast for full fiscal year 2005/2006

The Board of Management sees its targets for the full fiscal year 2005/2006 confirmed by the business performance so far. The Board maintains its estimate for sales to grow in the mid single-digit percentage region and EBITDA to increase by around 10%. Group earnings after taxes are expected to record a positive figure.

Aschheim/Munich, in September 2006

ESCADA AG
Board of Management

# Interim Financial Statement of ESCADA Group as of July 31, 2006

## Accounting and reporting principles

The consolidated interim financial statement of ESCADA AG as of July 31, 2006, as well as the consolidated interim financial statement as of July 31, 2005 and consolidated annual financial statement as of October 31, 2005, were prepared in accordance with International Financial Reporting Standards (IFRS) and their interpretations in effect as of the applicable reporting date. Applied were in particular the provisions of IAS 34 regarding interim reporting statements.

The reporting, valuation and consolidation methods applied are the same as were also used in the consolidated interim financial statements as of July 31, 2005 and the consolidated annual financial statement as of October 31, 2005. In compliance with IAS 1.91, we refer to the Notes to the consolidated annual financial statement as of October 31, 2005, where the principles applied are explained in all due detail.

The interim annual financial statements presented was not reviewed by our independent auditors.

## Consolidated companies

In addition to the parent company, ESCADA AG, the consolidated Group covered by the interim financial statements comprises 41 fully consolidated companies.

## ESCADA GROUP CONSOLIDATED BALANCE SHEET

AS OF JULY 31, 2006

in million euros

| ASSETS | Group 07/31/2006 | ESCADA 07/31/2006 | PRIMERA 07/31/2006 | Other 07/31/2006 | Group 10/31/2005 | ESCADA 10/31/2005 | PRIMERA 10/31/2005 | Other 10/31/2005 |
|---|---|---|---|---|---|---|---|---|
| **Noncurrent assets** | | | | | | | | |
| Intangible assets | 48.5 | 36.6 | 11.9 | 0.0 | 42.9 | 31.8 | 11.1 | 0.0 |
| Property, plant and equipment | 72.0 | 46.5 | 25.5 | 0.0 | 73.5 | 48.8 | 24.7 | 0.0 |
| Financial assets | 10.9 | 10.7 | 0.2 | 0.0 | 10.9 | 10.7 | 0.2 | 0.0 |
| Deferred tax credits | 72.5 | 66.4 | 6.1 | 0.0 | 80.5 | 72.6 | 7.9 | 0.0 |
| **Total noncurrent assets** | **203.9** | **160.2** | **43.7** | **0.0** | 207.8 | 163.9 | 43.9 | 0.0 |
| **Current assets** | | | | | | | | |
| Inventories | 135.7 | 107.4 | 28.3 | 0.0 | 125.5 | 109.4 | 16.1 | 0.0 |
| Trade accounts receivable | 50.7 | 35.7 | 15.0 | 0.0 | 56.7 | 42.9 | 13.8 | 0.0 |
| Other current assets | 27.5 | 22.3 | 3.6 | 1.6 | 28.5 | 20.3 | 2.6 | 5.6 |
| Tax credits | 2.7 | 2.7 | 0.0 | 0.0 | 2.7 | 2.6 | 0.1 | 0.0 |
| Cash and cash equivalents | 13.2 | 9.4 | 3.8 | 0.0 | 12.2 | 9.8 | 1.5 | 0.9 |
| **Total current assets** | **229.8** | **177.5** | **50.7** | **1.6** | 225.6 | 185.0 | 34.1 | 6.5 |
| **Total assets** | **433.7** | | | | 433.4 | | | |

| LIABILITIES AND SHAREHOLDERS' EQUITY | Group 07/31/2006 | ESCADA 07/31/2006 | PRIMERA 07/31/2006 | Other 07/31/2006 | Group 10/31/2005 | ESCADA 10/31/2005 | PRIMERA 10/31/2005 | Other 10/31/2005 |
|---|---|---|---|---|---|---|---|---|
| **Shareholders' equity** | | | | | | | | |
| Shareholders' equity | 102.6 | | | | 99.5 | | | |
| Minority interests | -0.5 | | | | -0.5 | | | |
| **Total shareholders' equity** | **102.1** | | | | 99.0 | | | |
| **Noncurrent liabilities** | | | | | | | | |
| Bonds | 195.2 | 195.2 | 0.0 | 0.0 | 194.4 | 194.4 | 0.0 | 0.0 |
| Long-term financial liabilities | 5.1 | 5.1 | 0.0 | 0.0 | 5.2 | 5.2 | 0.0 | 0.0 |
| Other long-term liabilities | 7.4 | 0.8 | 6.6 | 0.0 | 9.0 | 1.1 | 7.9 | 0.0 |
| Long-term provisions and accrued liabilities | 6.3 | 6.2 | 0.1 | 0.0 | 7.3 | 6.9 | 0.4 | 0.0 |
| Deferred tax liabilities | 4.8 | 2.6 | 2.2 | 0.0 | 7.2 | 4.6 | 2.6 | 0.0 |
| **Total noncurrent liabilities** | **218.8** | **209.9** | **8.9** | **0.0** | 223.1 | 212.2 | 10.9 | 0.0 |
| **Current liabilities** | | | | | | | | |
| Short-term financial liabilities | 14.4 | 0.0 | 14.4 | 0.0 | 13.7 | 4.6 | 9.1 | 0.0 |
| Other short-term liabilities | 23.3 | 17.9 | 5.4 | 0.0 | 19.4 | 14.2 | 5.2 | 0.0 |
| Short-term provisions and accrued liabilities | 33.1 | 24.7 | 8.4 | 0.0 | 36.9 | 26.7 | 10.2 | 0.0 |
| Trade accounts payable | 37.5 | 25.8 | 11.7 | 0.0 | 39.2 | 32.6 | 6.5 | 0.1 |
| Tax liabilities | 4.5 | 4.5 | 0.0 | 0.0 | 2.1 | 2.1 | 0.0 | 0.0 |
| **Total current liabilities** | **112.8** | **72.9** | **39.9** | **0.0** | 111.3 | 80.2 | 31.0 | 0.1 |
| **Total liabilities and shareholders' equity** | **433.7** | | | | 433.4 | | | |

**ESCADA GROUP CONSOLIDATED INCOME STATEMENT**

NOVEMBER 1, 2005 - JULY 31, 2006

in million euros

| | Group | ESCADA | PRIMERA | Others | Group | ESCADA | PRIMERA | Others |
|---|---|---|---|---|---|---|---|---|
| | **9 Months 2005/2006** | **9 Months 2005/2006** | **9 Months 2005/2006** | **9 Months 2005/2006** | 9 Months 2004/2005 | 9 Months 2004/2005 | 9 Months 2004/2005 | 9 Months 2004/2005 |
| **Sales** | **490.0** | **330.1** | **159.9** | **0.0** | 462.6 | 312.7 | 149.5 | 0.4 |
| Changes in finished goods and work in progress | 15.1 | 3.5 | 11.6 | 0.0 | 14.1 | 1.8 | 14.0 | -1.7 |
| Cost of materials | 187.8 | 105.9 | 81.9 | 0.0 | 185.1 | 105.4 | 79.7 | 0.0 |
| **Gross profit** | **317.3** | **227.7** | **89.6** | **0.0** | 291.6 | 209.1 | 83.8 | -1.3 |
| Personnel expenses | 111.5 | 73.1 | 38.4 | 0.0 | 106.6 | 71.2 | 35.3 | 0.1 |
| Other operating expenses | 171.4 | 132.0 | 39.4 | 0.0 | 154.7 | 118.9 | 35.8 | 0.0 |
| Other operating income | 16.1 | 13.7 | 2.4 | 0.0 | 15.3 | 14.0 | 1.3 | 0.0 |
| **EBITDA** | **50.5** | **36.3** | **14.2** | **0.0** | 45.6 | 33.0 | 14.0 | -1.4 |
| Depreciation and amortization | 14.4 | 11.2 | 3.2 | 0.0 | 14.3 | 11.2 | 3.1 | 0.0 |
| **EBIT (before one-time expenses)** | **36.1** | **25.1** | **11.0** | **0.0** | 31.3 | 21.8 | 10.9 | -1.4 |
| One-time expenses | 11.5 | 11.5 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| **EBIT (after one-time expenses)** | **24.6** | **13.6** | **11.0** | **0.0** | 31.3 | 21.8 | 10.9 | -1.4 |
| Net financial expenses | -13.8 | -12.3 | -1.5 | 0.0 | -11.3 | -9.8 | -1.7 | 0.2 |
| **Profit/loss before taxes** | **10.8** | **1.3** | **9.5** | **0.0** | 20.0 | 12.0 | 9.2 | -1.2 |
| Taxes on income | 12.3 | 8.3 | 4.0 | 0.0 | 9.9 | 6.0 | 3.9 | 0.0 |
| **Profit/loss after taxes** | **-1.5** | **-7.0** | **5.5** | **0.0** | 10.1 | 6.0 | 5.3 | -1.2 |
| Minority interests | 0.0 | 0.0 | 0.0 | 0.0 | 0.5 | 0.0 | 0.5 | 0.0 |
| **Consolidated profit/loss** | **-1.5** | **-7.0** | **5.5** | **0.0** | 9.6 | 6.0 | 4.8 | -1.2 |

## ESCADA GROUP CONSOLIDATED INCOME STATEMENT

APRIL 1, 2005 - JULY 31, 2006

in million euros

| | Group | ESCADA | PRIMERA | Others | Group | ESCADA | PRIMERA | Others |
|---|---|---|---|---|---|---|---|---|
| | **Q3** | **Q3** | **Q3** | **Q3** | Q3 | Q3 | Q3 | Q3 |
| | **2005/2006** | **2005/2006** | **2005/2006** | **2005/2006** | 2004/2005 | 2004/2005 | 2004/2005 | 2004/2005 |
| **Sales** | **157.9** | **109.6** | **48.3** | **0.0** | 150.0 | 104.6 | 45.4 | 0.0 |
| Changes in finished goods and work in progress | 15.4 | 1.4 | 14.0 | 0.0 | 18.7 | 3.7 | 15.0 | 0.0 |
| Cost of materials | 70.7 | 38.1 | 32.6 | 0.0 | 71.3 | 37.3 | 34.0 | 0.0 |
| **Gross profit** | **102.6** | **72.9** | **29.7** | **0.0** | 97.4 | 71.0 | 26.4 | 0.0 |
| Personnel expenses | 37.3 | 24.2 | 13.1 | 0.0 | 36.5 | 24.2 | 12.3 | 0.0 |
| Other operating expenses | 54.4 | 41.3 | 13.1 | 0.0 | 53.7 | 41.4 | 12.3 | 0.0 |
| Other operating income | 2.7 | 2.4 | 0.3 | 0.0 | 4.8 | 4.8 | 0.0 | 0.0 |
| **EBITDA** | **13.6** | **9.8** | **3.8** | **0.0** | 12.0 | 10.2 | 1.8 | 0.0 |
| Depreciation and amortization | 4.8 | 3.7 | 1.1 | 0.0 | 4.3 | 3.3 | 1.0 | 0.0 |
| **EBIT (before one-time expenses)** | **8.8** | **6.1** | **2.7** | **0.0** | 7.7 | 6.9 | 0.8 | 0.0 |
| One-time expenses | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| **EBIT (after one-time expenses)** | **8.8** | **6.1** | **2.7** | **0.0** | 7.7 | 6.9 | 0.8 | 0.0 |
| Net financial expenses | -4.5 | -4.0 | -0.5 | 0.0 | -2.2 | -1.9 | -0.5 | 0.2 |
| **Profit/loss before taxes** | **4.3** | **2.1** | **2.2** | **0.0** | 5.5 | 5.0 | 0.3 | 0.2 |
| Taxes on income | 2.8 | 1.9 | 0.9 | 0.0 | 2.6 | 2.2 | 0.4 | 0.0 |
| **Profit/loss after taxes** | **1.5** | **0.2** | **1.3** | **0.0** | 2.9 | 2.8 | -0.1 | 0.2 |
| Minority interests | 0.0 | 0.0 | 0.0 | 0.0 | 0.1 | 0.0 | 0.1 | 0.0 |
| **Consolidated profit/loss** | **1.5** | **0.2** | **1.3** | **0.0** | 2.8 | 2.8 | -0.2 | 0.2 |

# ESCADA GROUP STATEMENT OF CHANGES IN EQUITY

in million euros

| | Issued capital | Additional paid-in capital | Legal reserves | Other earnings reserves | Retained earnings | Foreign currency translation differences | Other capital | Minority interests | Total |
|---|---|---|---|---|---|---|---|---|---|
| **Balance on October 31, 2004** | **84.3** | **14.0** | **0.8** | **8.1** | **-5.8** | **-13.9** | **0.7** | **0.6** | **88.8** |
| Profit 11/1/2004 - 7/31/2005 | | | | | 9.6 | | | 0.5 | 10.1 |
| Foreign currency translation differences | | | | | | 1.6 | | | 1.6 |
| Other capital | | | | | | | -3.1 | | -3.1 |
| **Balance on July 31, 2005** | **84.3** | **14.0** | **0.8** | **8.1** | **3.8** | **-12.3** | **-2.4** | **1.1** | **97.4** |
| **Balance on October 31, 2005** | **84.3** | **14.1** | **0.8** | **9.4** | **6.5** | **-14.1** | **-1.5** | **-0.5** | **99.0** |
| Profit 11/1/2005 - 7/31/2006 | | | | | -1.5 | | | 0.0 | -1.5 |
| Exercise of stock options | 1.7 | 1.9 | | | | | | | 3.6 |
| Foreign currency translation differences | | | | | | -1.1 | | | -1.1 |
| Other capital | | | | | | | 2.1 | | 2.1 |
| **Balance on July 31, 2006** | **86.0** | **16.0** | **0.8** | **9.4** | **5.0** | **-15.2** | **0.6** | **-0.5** | **102.1** |

# ESCADA GROUP CASH FLOW STAEMENT

in million euros

| | **9 Months 2005/2006** | 9 Months 2004/2005 |
|---|---|---|
| Consolidated net profit/loss before minority interests | -1.5 | 10.1 |
| Depreciation and amortization of noncurrent assets | 14.4 | 14.3 |
| Decrease (-) / Increase (+) of long-term provisions | -1.0 | 0.9 |
| Other noncash expenses (+) / income (-) | 6.3 | -2.6 |
| **Total cash flow** | **18.2** | 22.7 |
| Decrease in short-term provisions (-) | -3.8 | -11.9 |
| Loss (+) on disposal of noncurrent assets | 0.2 | 0.0 |
| Decrease (+) in inventories, trade accounts receivable and other assets | -1.9 | -3.7 |
| Increase (+) in trade accounts payable and other liabilities | 3.0 | 9.6 |
| **Cash provided by operating activities** | **15.7** | 16.7 |
| Capital expenditures for noncurrent assets (-) | -18.6 | -10.1 |
| Other payments (-) for financial investments | 0.0 | -2.4 |
| **Cash used in investing activities** | **-18.6** | -12.5 |
| Bond issue (-) | 0.0 | -9.7 |
| Proceeds from (+) repayment of (-) borrowings | 0.5 | -0.3 |
| Exercise of stock options (+) | 3.6 | 0.0 |
| **Cash provided by / used in financing activities** | **4.1** | -10.0 |
| Changes in cash and equivalents affecting payments | 1.2 | -5.8 |
| Effect of exchange rate changes on cash and equivalents | -0.2 | 0.3 |
| Cash and cash equivalents at beginning of period | 12.2 | 25.6 |
| **Cash and cash equivalents at end of period** | **13.2** | 20.1 |

## KEY FIGURES BY LINE OF BUSINESS FOR SEGMENT REPORTING

in million euros

| | ESCADA Collection | | ESCADA Sport | | Accessories/Licenses | | Additional Segments | | | | Adjustments | | ESCADA | | PRIMERA | | Others | | Group | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | **9 Months 2005/2006** | 9 Months 2004/2005 | **9 Months 2005/2006** | 9 Months 2004/2005 | **9 Months 2005/2006** | 9 Months 2004/2005 | **9 Months 2005/2006** | 9 Months 2004/2005 | | | **9 Months 2005/2006** | 9 Months 2004/2005 | **9 Months 2005/2006** | 9 Months 2004/2005 | **9 Months 2005/2006** | 9 Months 2004/2005 | **9 Months 2005/2006** | 9 Months 2004/2005 | **9 Months 2005/2006** | 9 Months 2004/2005 |
| Total Sales | 283.5 | 256.9 | 108.1 | 93.7 | 31.8 | 35.9 | 33.3 | 32.5 | | | | | 456.7 | 419.0 | 170.9 | 166.3 | 0.0 | 0.4 | 627.6 | 585.7 |
| Inter-segment sales | 77.8 | 57.8 | 24.4 | 22.1 | 10.4 | 11.7 | 14.0 | 14.7 | | | | | 126.6 | 106.3 | 11.0 | 16.8 | 0.0 | 0.0 | 137.6 | 123.1 |
| **External Sales** | **205.7** | 199.1 | **83.7** | 71.6 | **21.4** | 24.2 | **19.3** | 17.8 | | | | | **330.1** | 312.7 | **159.9** | 149.5 | **0.0** | 0.4 | **490.0** | 462.6 |
| EBITDA | 24.5 | 23.6 | 9.5 | 9.4 | 0.6 | -1.3 | 0.9 | 0.2 | | | 0.9 | 1.1 | 36.3 | 33.0 | 14.2 | 14.0 | 0.0 | -1.4 | 50.5 | 45.6 |
| Depreciation and amortization | 6.0 | 5.9 | 2.4 | 2.1 | 1.2 | 1.3 | 0.7 | 0.8 | | | 0.9 | 1.1 | 11.2 | 11.2 | 3.2 | 3.1 | 0.0 | 0.0 | 14.4 | 14.3 |
| EBIT | 18.5 | 17.7 | 7.1 | 7.3 | -0.6 | -2.6 | 0.2 | -0.6 | | | -11.5 | | 13.6 | 21.8 | 11.0 | 10.9 | 0.0 | -1.4 | 24.6 | 31.3 |
| Capital expenditures | 8.6 | 4.3 | 3.8 | 1.8 | 0.9 | 0.5 | 1.0 | 0.9 | | | | | 14.3 | 7.5 | 4.3 | 2.6 | 0.0 | 0.0 | 18.6 | 10.1 |
| Noncash expenditures | 0.5 | 0.0 | 0.2 | 0.0 | 0.1 | 0.0 | 0.1 | 0.0 | | | | | 0.9 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.9 | 0.0 |
| | **7/31/2006** | 10/31/2005 | **7/31/2006** | 10/31/2005 | **7/31/2006** | 10/31/2005 | **7/31/2006** | 10/31/2005 | | | **7/31/2006** | 10/31/2005 | **7/31/2006** | 10/31/2005 | **7/31/2006** | 10/31/2005 | **7/31/2006** | 10/31/2005 | **7/31/2006** | 10/31/2005 |
| Assets | 150.7 | 154.5 | 55.3 | 55.3 | 20.1 | 20.6 | 25.1 | 25.3 | | | 86.5 | 93.2 | 337.7 | 348.9 | 94.4 | 78.1 | 1.6 | 6.4 | 433.7 | 433.4 |
| Liabilities | 54.3 | 56.7 | 15.2 | 16.0 | 6.4 | 6.7 | 4.0 | 4.2 | | | 202.9 | 208.8 | 282.8 | 292.4 | 48.8 | 41.9 | 0.0 | 0.1 | 331.6 | 334.4 |

## KEY FIGURES BY REGION FOR SEGMENT REPORTING

in million euros

| | Germany | | Rest of Europe | | North America | | Asia | | Others | | Adjustments | | ESCADA | | PRIMERA | | Others | | Group | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | **9 Months 2005/2006** | 9 Months 2004/2005 | **9 Months 2005/2006** | 9 Months 2004/2005 | **9 Months 2005/2006** | 9 Months 2004/2005 | **9 Months 2005/2006** | 9 Months 2004/2005 | **9 Months 2005/2006** | 9 Months 2004/2005 | **9 Months 2005/2006** | 9 Months 2004/2005 | **9 Months 2005/2006** | 9 Months 2004/2005 | **9 Months 2005/2006** | 9 Months 2004/2005 | **9 Months 2005/2006** | 9 Months 2004/2005 | **9 Months 2005/2006** | 9 Months 2004/2005 |
| External Sales | 37.2 | 36.0 | 95.5 | 90.8 | 98.1 | 93.7 | 64.7 | 65.7 | 34.6 | 26.5 | | | 330.1 | 312.7 | 159.9 | 149.5 | 0.0 | 0.4 | 490.0 | 462.6 |
| Capital expenditures | 4.7 | 2.6 | 7.4 | 3.6 | 2.0 | 0.4 | 0.2 | 0.9 | | | | | 14.3 | 7.5 | 4.3 | 2.6 | 0.0 | 0.0 | 18.6 | 10.1 |
| | **7/31/2006** | 10/31/2005 | **7/31/2006** | 10/31/2005 | **7/31/2006** | 10/31/2005 | **7/31/2006** | 10/31/2005 | **7/31/2006** | 10/31/2005 | **7/31/2006** | 10/31/2005 | **7/31/2006** | 10/31/2005 | **7/31/2006** | 10/31/2005 | **7/31/2006** | 10/31/2005 | **7/31/2006** | 10/31/2005 |
| Assets | 88.8 | 99.2 | 78.7 | 67.0 | 43.4 | 44.6 | 40.3 | 44.9 | | | 86.5 | 93.2 | 337.7 | 348.9 | 94.4 | 78.1 | 1.6 | 6.4 | 433.7 | 433.4 |

## Share ownership and subscription rights of members of the governing boards

### Share ownership of members of the governing boards (common stocks) as of July 31, 2006:

**Board of Management:**

| | |
|---|---|
| Frank Rheinboldt | 7,000 |
| Beate Rapp | 42,960 |
| Markus Schürholz | 1,000 |

**Supervisory Board:**

| | |
|---|---|
| Peter Zühlsdorff | |
| (held by Deutsche Industrie-Holding GmbH) | 100,000 |
| Rustam Aksenenko | 3,954,653 |
| (3,926,585 common stocks held by FCMH Fund LP) | |
| Dr. Clemens Haindl | 38,700 |

As of July 31, 2006, no portions in ESCADA's convertible bond (DE0005568174) or the ESCADA bond (XS0215685115) are held by the members of the Board of Management and the Supervisory Board.

Per July 31, 2006 the CEO, Frank Rheinboldt, holds 15,000 stock options, the Board of Management members Beate Rapp and Markus Schürholz do not hold any stock options. As of July 31, 2006, one former member of the Board of Management still holds 40,000 stock options. Further to this, members of the management of Group companies hold 5,000 (previous year: 120,000) and other managerial staff held 72,500 (previous year: 211,500) stock options.

## Financial calendar

| | |
|---|---|
| October 2 - 6, 2006 | Roadshow USA |
| October 16, 2006 | Roadshow Vienna |
| October 17, 2006 | Roadshow Brussels |
| October 18, 2006 | Roadshow Amsterdam |
| November 9 - 10, 2006 | Small/Mid Cap Conference, London |
| November 16 - 17, 2006 | Luxury Goods Conference, New York |
| November 21, 2006 | Roadshow Lugano |
| December 20, 2006 | Preliminary Key Figures Fiscal Year 2005/2006 |
| March 6, 2007 | Financial press conference and conference call, fiscal year 2005/2006, Munich |
| March 6, 2007 | Key Figures, 1st Quarter 2006/2007 |
| April 3, 2006 | Annual Shareholders' Meeting, Fiscal Year 2005/2006, Munich |
| June 28, 2007 | Interim report, 1st Half Year 2006/2007 |
| September 27, 2007 | Interim report, 9 Months 2006/2007 |
| December 20, 2007 | Preliminary Key Figures Fiscal Year 2006/2007 |

## For further information

**Investor Relations**
Viona Brandt
ESCADA AG
Tel: ++49 – 89 – 99 44 13 36
Fax: ++49 – 89 – 99 44 16 50
Mail: viona.brandt@de.escada.com
http://investor-relations.escada.com

**Financial and Business press**
Frank Elsner
Frank Elsner Kommunikation für Unternehmen GmbH
Tel : ++49 – 54 04 – 91 92 0
Fax: ++49 – 54 04 – 91 92 29
Mail: info@elsner-kommunikation.de

**Contact for private shareholders**
Mail: escada@aktionaersinfo.de

This Interim Report also available in German.